United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2006

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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SUMMARY OF THE MINUTES OF AN EXTRAORDINARY MEETING OF THE

BOARD OF DIRECTORS

Date, place and time:

September 15, 2006, at 10:00am, through a teleconference centralized in the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 3rd (part) and 4th floor, in the City of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling. José Luiz Braga, General Counsel, acted as Secretary.

Summary of the Deliberations:

1.	Counter-Guarantee to Veracel Celulose S.A.

1.1.	Pursuant to Section 16, XVII, of the Company's By-Laws, the Board decided to approve the granting of a counter-guarantee in the benefit of Veracel Celulose S.A., a subsidiary of the Company, with respect to a transaction entered into with the European Investment Bank (EIB) on October 4, 2001, currently guaranteed by Nordea Bank AB and that will be guaranteed by Svenska Handelsbanken AB (publ) upon the entering into of the relevant agreement, which main conditions are the following:

Guaranty Facility Agreement

Guarantor: Svenska Handelsbanken AB (publ)

Guaranteed amount: US$ 25 million

Guarantee fee: 0,42% of the credit balance

Up-front fee: US$ 13.750 payable at the latest 5 business days after signing the guarantee facility agreement Term: 3 (three) years Counter-garantee: several guarantee granted by the shareholders of Veracel Celulose S.A., in the proportion of 50% to ARACRUZ and 50% to STORA ENSO

1.2.	Considering the approval set forth above, the Company is hereby authorized to execute and deliver any and all documents related to the transaction described herein.

Closing:

The resolutions were decided with the unanimous approval of the Board members present. Since there was no further business, the Meeting was closed, with the drawing up of these Minutes, signed by those present. São Paulo, September 15, 2006. (Signatures) Carlos Alberto Vieira -Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Carlos Jurgen Temke, Luiz Aranha Corrêa do Lago, Ernane Galvêas, João Carlos Chede, Raul Calfat, Álvaro Luiz Veloso, Nelson Koichi Shimada and Sandra Meira Starling.

This is a faithful representation of the original, contained in the corporate register.

José Luiz Braga Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer